UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Agreement

On November 20, 2023, Color Star Technology Co., Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with Vast Ocean Inc. (the “Purchaser”), the largest shareholder of the Company, pursuant to which the Company agreed to sell 2,000,000 Class A ordinary shares, (the “Shares”) par value $0.04 per share (the “Ordinary Shares”), at a per share purchase price of $0.25 (the “Offering”). This Offering was unanimously approved by the audit committee of the board of directors (the “Board”) of the Company consisting only of independent directors. The gross proceeds to the Company from this Offering are $500,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 21, 2023.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares were issued to the Purchaser upon satisfaction of all closing conditions.

The issuance of the Shares is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The form of the SPA is filed as Exhibit 99.1 to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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